Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
October 30, 2025

IPERIONX – SEPTEMBER 2025 QUARTERLY REPORT

IperionX Limited (Nasdaq | ASX: IPX) is pleased to present its quarterly report for the period ending September 30, 2025. Highlights during and subsequent to the end of the quarter include:

Commercial operations: production online, with higher production capacity and lower unit costs

•	All planned major manufacturing equipment is online and operational, for both titanium powder production and component manufacturing at the Titanium Manufacturing Campus in Virginia.

•	Process improvements and optimization has lifted nameplate titanium powder production capacity by 60% without additional capital spend, with further increases in production capacity expected in 2026.

•	Titanium manufacturing sales are expected to progressively scale through 2026, with a positive EBITDA inflection point projected by year-end 2026.

•
Consumer‑electronics scrap processing has commenced, using scrap supplied by the consumer electronics OEM, with IperionX by now producing a range of consumer electronic components as specified in the customer contract.

•
Production of various fasteners has commenced with IperionX receiving initial purchase orders for the delivery of a range of fastener products into applications for the U.S. military and commercial and industrial markets.

Mid-2027 U.S. Department of War (DoW) backed expansion underway to become the largest & lowest cost U.S. producer

•	IperionX is now scaling titanium capacity to 1,400 tpa, with commissioning planned for mid-2027, positioning IperionX to be America’s largest and lowest-cost titanium powder producer.

•
The 1,400 tpa expansion accelerates a more resilient and sustainable U.S. titanium supply chain, cutting reliance on foreign imports and supporting national security for aerospace, defense, and electric vehicles.

•
The total expansion capital is ~US$75 million, and is majority funded through the U.S. DoW Industrial Base Analysis and Sustainment (IBAS) award of US$47.1 million, of which $42.5 million has now been obligated to IperionX.

•	Rapid scaling of advanced titanium manufacturing capacity will be undertaken in parallel – powder metallurgy, forging, and additive systems to deliver integrated titanium supply chain capabilities.

Accelerated growth roadmap targets market leadership in high-performance titanium components

•	Roadmap being developed to further scale titanium production capacity, targeting cost competitiveness with stainless steel and aluminum by 2030.

•
Technology-driven cost advantage – the patented titanium HAMRTM and HSPTTM technologies significantly increase manufacturing yields, while cutting process steps, energy and capex intensity, resulting in long-term cost advantage.

•	IperionX has begun the upfit of a new facility in Halifax County, Virginia to deliver the next generation of HAMR and HSPT technologies that will drive the titanium cost curve even lower.

U.S. Government Funding

•
IperionX was obligated a further US$37.5 million under the U.S. Department of War’s IBAS US$47.2 million award, taking total obligations to date to US$42.5 million. The remaining $4.6 million is expected to be obligated over the contract term.

•	Confirmation of the additional obligation enables IperionX to finalize its scale-up plans to achieve a production capacity of 1,400 metric tonnes of titanium per year.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405	279 West Main Street	1092 Confroy Drive	1782 W 2300 S
Charlotte, NC 28202	Camden, TN 38320	South Boston, VA 24592	West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372

Strong financial position

•	At September 30, 2025, IperionX closed the quarter with US$79.2 million in cash.

•
In July, IperionX announced that it had received firm commitments for a private placement of 14 million new ordinary shares at an issue price of A$5.00 per share, to raise A$70 million (US$46 million) before costs, resulting in pro-forma cash of approximately US$100 million.

•	Proceeds from the private placement will be used for:

o	Acceleration of Phase 2 capacity scale-up, with fast-track ordering of long lead time production and manufacturing equipment;

o	Scaling Phase 1 operations, including low-cost capital projects to further increase production over nameplate throughput capacities;

o	Scaling of HSPT pressing and furnace capacity to align with accelerated production scale-up; and

o	Operations, Phase 3 expansion studies and increased R&D.

•	Directors and key management subscribed for A$2.2 million (US$1.4 million), following shareholder approval, reinforcing alignment with shareholders.

For further information and enquiries please contact:

investorrelations@iperionx.com
+1-980-237-8900

TITANIUM METAL OPERATIONS UPDATE

IperionX’s commissioning of all critical systems at the titanium production facility has demonstrated steady-state production of high-quality, low-cost titanium metal products directly from recycled titanium scrap, using IperionX’s proprietary HAMR and HSPT technologies.

Figure 1: IperionX titanium metal product map and current market price range estimates

Structured process improvements and optimization has lifted nameplate titanium powder production capacity by 60% - from 125 tpa to 200 tpa - without additional capital spend.  Higher throughput, lower reagent intensity and reduced production cycle times are expected to cut operating costs down to ~$55/kg.

Our process-innovation and improvement program is expected to further increase nameplate titanium production capacity in 2026. Titanium manufacturing sales are expected to progressively scale through 2026, with a positive EBITDA inflection point projected by year-end 2026.

Figure 2: Various operations, including clockwise from top left – reagent mixing, crucible loading / unloading, HAMR furnace operations, product leaching, argon facilities, product collector, jet mill operations

IperionX now has capacity to manufacture a wide range of high-value titanium products for its customers, including:

■	Defense: Multiple active U.S. Department of War projects focused on lightweight, corrosion-resistant components

■	Consumer electronics: First production runs on post-consumer titanium scrap underway to fulfill the announced collaboration with ELG Utica

■	Automotive & industrial: Commercial, prototype parts and new contract engagements accelerating

The development of specialized components for U.S. military applications is progressing steadily, with projects spanning the U.S. Army and Navy. These initiatives are at various stages of development, tailored to meet military specifications. IperionX’s ongoing collaboration with military stakeholders underscores its commitment to supporting national defense through innovative material solutions.

Consumer‑electronics scrap processing has commenced, producing initial titanium metal powder derived from scrap metal supplied to IperionX by the consumer electronics OEM. The resulting high-quality titanium metal powder is now being used to produce a range of consumer electronic components as specified in the customer contract.

Production of various fasteners has also begun, encompassing a wide array of essential items such as nuts, bolts, and washers. These fasteners are designed to meet the demands of multiple industries, leveraging the unique properties of titanium, including its high strength and resistance to extreme environments. IperionX has secured initial purchase orders for the delivery of these fastener products into both commercial and industrial markets.

New products continue to be established opening a range of other verticals, such as brackets, cases and housings for a range of applications including aerospace.

Sector	Active engagements	Potential product lines
Consumer electronics and consumer goods	7	9
Aerospace & defense	7	7
Fasteners	7	4
Automotive	1	5

Table 1: Summary of current advanced commercial engagements and potential product lines

TITANIUM METAL OPERATIONS EXPANSIONS

In September 2025 IperionX announced that technology and process improvements at the Virginia Titanium Manufacturing Campus had lifted nameplate titanium powder capacity to 200 tpa – laying the groundwork for a seven-fold scale-up in titanium production to 1,400 tpa in 2027 supported by funding from the U.S. Department of War.

Mid-2027 expansion: U.S. DoW backed expansion has commenced, to become the largest & lowest cost U.S. producer

IperionX is now scaling titanium capacity to 1,400 tpa at its Virginia Titanium Manufacturing Campus, with commissioning slated for mid-2027, positioning IperionX to be America’s largest and lowest-cost titanium powder producer.

The total expansion capital is ~US$75 million, including ~US$17 million in contingency, and is majority funded through the U.S. DoW IBAS award of US$47.1 million, along with IperionX’s balance sheet cash.

The 1,400 tpa expansion accelerates a more resilient and sustainable U.S. titanium supply chain, cutting reliance on foreign imports and supporting national security for aerospace, defense, and electric vehicles. This integrated expansion program will deliver end-to-end titanium scrap-to-part capacity with downstream manufacturing equipment - powder-metallurgy presses, forging, and additive manufacturing - to process 100% recycled scrap or domestic feedstocks into high-quality titanium powders and high-performance titanium components.

The seven-fold increase in titanium production capacity will target high-value, high ‘buy-to-fly’ ratio titanium components, in the form of near-net-shape and manufactured products, with a target market pricing range of $180/kg to $400/kg.

Figure 3: Productivity benefits of manufacturing titanium fasteners with IperionX’s patented technologies

By leveraging cost advantages from proprietary HAMR and HSPT technologies, IperionX expects a material cost reduction across a range of titanium product categories.

Operating costs for titanium powder are projected at US$29 per kg, at full utilization of 1,400 tpa capacity. Direct conversion of titanium scrap to powder using proprietary technologies, followed by near-net-shape consolidation and forging, sharply reduces waste and supports value-in-use pricing that approaches competitiveness with stainless steel and aluminum while maintaining titanium’s strength-to-weight, corrosion, and biocompatibility advantages.

TOTAL OPEX – 1,400 TPA	$/kg-Ti	% Total
Materials and reagents	14.7	51%
Labor	6.6	23%
Power & utilities	3.0	10%
Repairs & maintenance	1.4	5%
G&A	1.9	7%
Total OPEX before contingency	27.6	95%
~5% contingency	1.4	5%
Total OPEX	29.0	100%

Table 2: Operating cost estimate at 1,400 tpa

Titanium powder-to-part consolidation and forging costs (incremental, ex-powder) are projected to range by manufacturing modality for standard products such as fasteners: uniaxial pressing US$7–30/kg; cold isostatic pressing US$4–15/kg; binder jet printing US$50–150/kg; LPBF / EB-PBF US$100-375/kg (per kg of near-net-shape part).

The expansion to 1,400 tpa is expected to cost US$75.1 million, delivering best-in-class capital intensity for production of finished titanium parts, representing an order of magnitude improvement compared to the current Kroll-based supply chain, which is characterized by high energy consumption, complex multi-stage processing, the generation of up to 90% waste, and as such, exceptionally high capital intensity. IperionX’s modular, scalable approach leverages off-the-shelf furnace technology and patented processes to achieve superior efficiencies, shorter cycle times, and higher yields, while eliminating toxic chemicals and reducing environmental impacts.

TOTAL CAPEX – 1,400 TPA	$m	% Total
Equipment & facilities	48.0	64%
Owner’s cost	4.7	6%
Other	4.1	5%
EPCM	1.4	2%
Total CAPEX before contingency	58.2	77%
~30% contingency	16.9	23%
Total CAPEX	75.1	100%

Table 3: Capital cost estimate at 1,400 tpa

Accelerated growth roadmap targets market and cost leadership in high-performance titanium components

IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of +10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum.

Our patented HAMR and HSPT technologies increase manufacturing yields, remove high-cost process steps, and materially cut energy and capital intensity – creating a structural cost advantage that strengthens with increased scale.

Supporting this roadmap plan, IperionX significantly advanced the development of a new facility that will focus on the next generation of HAMR and HSPT process technology innovations. These innovations are expected to drive down our cost structure and position titanium manufacturing costs for value-in-use competitiveness in applications that today default to stainless steel and aluminum.

U.S. GOVERNMENT FUNDING

During the quarter IperionX was obligated a further US$37.5 million under the U.S. Department of War’s Industrial Base Analysis and Sustainment US$47.2 million award, taking total obligations to date to US$42.5 million. Confirmation of the additional obligation enabled IperionX to finalize its scale up plans to achieve a production capacity of 1,400 metric tonnes of titanium per year. The remaining $4.6 million is expected to be obligated over the contract term.

Further, IperionX previously received an SBIR Phase III IDIQ contract to achieve “Low-Cost Domestic Titanium for Defense Applications” in the U.S., allowing task order funding from DoW agencies up to a total of US$99 million. The SBIR program, administered by the U.S. Small Business Administration, progresses innovations through three stages. Phase III is reserved for commercialization activities, allowing Federal agencies to procure proven SBIR-funded technologies without further competition.

IperionX continues to be recognized as the leading domestic solution to address the U.S. Government’s critical need for a secure, sustainable, and fully integrated titanium supply chain. With advanced patented technologies, U.S.-based production capabilities, and the ability to produce titanium from 100% recycled scrap, IperionX is uniquely positioned to supply low-cost titanium for strategic sectors including defense, aerospace, and automotive.

Given the significant amount of funding enabled through DoW programs, IperionX has deprioritized debt-funding related activities, including deferring the potential issue of tax-exempt private activity bonds and ceasing the EXIM Bank equipment finance loan process.

TITAN CRITICAL MINERALS PROJECT

DFS to advance vital U.S. critical minerals supply chain

The DoW has obligated US$5 million to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status through the completion of a Definitive Feasibility Study (DFS), an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals.

DFS activities are rapidly progressing, and remain on track to be completed by Q2 2026. This study marks a major step in advancing the Titan Project towards production.

As a leading fully permitted critical minerals project in the U.S., the Titan Project is uniquely positioned to supply low-cost, domestic critical mineral feedstocks to support future large-scale expansions of IperionX’s titanium production, enhancing the strength and resilience of the U.S. titanium supply chain. Titan Project’s heavy rare earth resources, including dysprosium and terbium, complement light rare‑earth assets recently backed by the DoW, positioning IperionX as a potential partner of choice for a complete domestic magnet supply chain.

BALANCE SHEET AND CORPORATE

Strong Financial Position

As of September 30, 2025, IperionX held US$79.2 million in cash which places the Company in a strong financial position for operations and the scaling up of production capacity.

Private placement to accelerate Phase 2 expansion activities

On July 23, 2025, IperionX announced that it had received firm commitments for a private placement of 14 million new ordinary shares at an issue price of A$5.00 per share, to raise A$70 million (US$46 million) before costs. Proceeds from the private placement will be used for:

•	Acceleration of Phase 2 capacity scale-up, with fast-track ordering of long lead time production and manufacturing equipment;

•	Scaling Phase 1 operations, including low-cost capital projects to further increase production over nameplate throughput capacities;

•	Scaling of HSPT pressing and furnace capacity to align with accelerated production scale-up; and

•	Operations, Phase 3 expansion studies and increased R&D.

Directors and key management subscribed for A$2.2 million (US$1.4 million) under the Placement, following shareholder approval, reinforcing alignment with shareholders.

ASX - ADDITIONAL INFORMATION

Mining properties – Titan Critical Minerals Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. As of September 30, 2025, the Titan Project comprised approximately 10,086 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 674 acres are subject to long-term lease by IperionX, and approximately 7,926 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights. During the quarter approximately 252 acres of optioned properties were exercised and converted into long term leases.

Mining exploration expenditures

During the quarter, the following payments were made for mining exploration activities:

Activity	US$000
Mining and engineering consultants	(1,062)
Geological consultants	(15)
Metallurgical consultants	(49)
Land consultants	(5)
Sustainability	(11)
Assaying	(40)
Permitting	(5)
Field supplies, equipment rental, vehicles, travel and deposit refunds	(27)
Total as reported in Appendix 5B	(1,214)

Table 4: Mining exploration expenditures

During the quarter, IperionX made no payments in relation to mining development or production activities.

Related party payments

During the quarter, IperionX made payments of approximately US$606,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

Not an offer in the United States

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

ABOUT IPERIONX

IperionX aims to be the leading American titanium metal and critical materials company – using patented and proprietary metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is based on information compiled and/or reviewed by Mr. Adam Karst, P.G. Mr. Karst is a consultant to IperionX. Mr. Karst is a Registered Member of the Society of Mining, Metallurgy and Exploration (SME) which is a Recognized Overseas Professional Organization (ROPO) as well as a Professional Geologist in the state of Tennessee. Mr. Karst has sufficient experience which is relevant to the style and type of mineralization present at the Titan Project area and to the activity that he is undertaking to qualify as a Competent Person as defined in the 2012 edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” (the 2012 JORC Code). Mr. Karst consents to the inclusion in this report of the matters based on this information in the form and context in which it appears.

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Rule 5.5
Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity

IperionX Limited

ABN	Quarter ended (“current quarter”)

84 618 935 372	September 30, 2025

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (3 months) USD$’000
1.	Cash flows from operating activities
1.1	Receipts from customers	1	1
1.2	Payments for
	(a) exploration & evaluation	(1,214)	(1,214)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(3,645)	(3,645)
	(e) administration and corporate costs	(2,123)	(2,123)
1.3	Dividends received	-	-
1.4	Interest received	648	648
1.5	Interest and other costs of finance paid	(99)	(99)
1.6	Income taxes paid	(13)	(13)
1.7	Government grants and tax incentives	774	774
1.8	Other (provide details if material):
	(a) research & development	(2,077)	(2,077)
	(b) business development	(72)	(72)
1.9	Net cash from / (used in) operating activities	(7,820)	(7,820)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-
	(b) tenements	(730)	(730)
	(c) property, plant and equipment	(9,968)	(9,968)
	(d) exploration & evaluation	-	-
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter USD$’000	Year to date (3 months) USD$’000
2.2	Proceeds from the disposal of:
	(a) entities	-	-
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	(74)	(74)
2.4	Dividends received	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(10,772)	(10,772)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	44,436	44,436
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	474	474
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1,693)	(1,693)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)
	(a) principal portion of lease liabilities	(148)	(148)
3.10	Net cash from / (used in) financing activities	43,069	43,069

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	54,814	54,814
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(7,820)	(7,820)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(10,772)	(10,772)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	43,069	43,069
4.5	Effect of movement in exchange rates on cash held	(46)	(46)
4.6	Cash and cash equivalents at end of period	79,245	79,245

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	70,783	31,419
5.2	Call deposits	8,462	23,395
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	79,245	54,814

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	606
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(7,820)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(7,820)
8.4	Cash and cash equivalents at quarter end (item 4.6)	79,245
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	79,245
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	10

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable.

8.8.2.     Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable.
	8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Not applicable.
	Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	October 30, 2025

Authorized by:	Chief Financial Officer

(Name of body or officer authorizing release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorized for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorized for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorized for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorized for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.